UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___  Form 40-F  X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No   X

If Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

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EXHIBIT INDEX

Exhibit Number	Description of Document
1

Amendment No. 1 dated December 23, 2004 to Distribution and License Agreement, between Baxter Healthcare Corporation, Baxter Healthcare, SA and the Company and certain of its subsidiaries dated April 1, 2003.

2

Amendment No. 1 dated January 21, 2005 to Manufacturing and Supply Agreement, between Baxter Healthcare Corporation, Baxter Healthcare, SA and the Company and certain of its subsidiaries dated April 1, 2003.

3

Amendment No. 2 dated October 8, 2007 to Distribution and License Agreement, between Baxter Healthcare Corporation, Baxter Healthcare, SA and the Company and certain of its subsidiaries dated April 1, 2003.

FORWARD-LOOKING STATEMENTS

Statements contained in this report that are not based on historical fact, including without limitation statements containing the words “believes,” “may,” “plans,” “will,” “estimates,” “continues,” “anticipates,” “intends,” “expects” and similar expressions, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2008 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.

Known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in drug discovery and clinical development processes; adverse findings related to the safety and/or efficacy of our products or products sold by our partners; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; and any other factors that may affect our performance.

In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete preclinical and clinical development of our products; changes in business strategy or development plans; our failure to obtain patent protection for discoveries; loss of patent protection resulting from third-party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; the ability to enter into, and to maintain, corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the continued availability of capital to finance our activities; our ability to continue to service our debt obligations; our ability to achieve the financial benefits expected as a result of our acquisition of American Medical Instruments Holdings, Inc (“AMI”); and any other factors referenced in our other filings with the applicable Canadian securities regulatory authorities or the SEC.

For a more thorough discussion of the risks associated with our business, see the section entitled “Risk Factors” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2007.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. Except as required by law, we disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward looking statements contained in this report to reflect future results, events or developments.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: March 28, 2008

By           /s/ K. Thomas Bailey

Name: K. Thomas Bailey

Title: Chief Financial Officer

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Exhibit 1

Gordon Sutherland

Baxter Healthcare SA

Vice President and

Hertistrasse 2

General Manager BioSurgery

Wallisellen, Switzerland CH-8304

Telephone: 41 1 878 61 92

Fax: 805 372 3592

Baxter

BioScience

December 23, 2004

Angiotech Pharmaceuticals, Inc.
1618 Station Street

Vancouver, British Columbia
CANADA V6A 1B6

Attention:

Jeanne Bertonis

Subject:

Amendment No.1 to Distribution and License Agreement,
dated April 1, 2003

Dear Jeanne:

Baxter Healthcare Corporation, Baxter Healthcare S.A., and Angiodevice International GmbH wish to amend certain provisions of the above-identified Distribution and License Agreement ("Agreement"), as set forth below.

§1.19 of the Agreement is hereby amended to read as follows:

"CoSeal Adhesion Prevention Unit" shall mean a CoSeal Adhesion Prevention Product in combination with a CoSeal Adhesion Prevention Device for use, marketing, distribution, sale, importation and export in the Field.

§ 1.25 of the Agreement is hereby amended to read as follows:

"CoSeal Sealant Unit" shall mean a CoSeal Sealant Product in combination with a CoSeal Sealant Device for use, marketing, distribution, sale, importation and export in the Field.

§6.1(f) of the Agreement is hereby amended to add, after subsection (ii), the following new subsection (iii):

(iii) PMA Costs. Baxter has filed a PreMarket Approval Application (PMA) with the FDA to obtain Regulatory Approval for the vascular reconstructive surgery indication for the CoSeal Sealant Unit. As an exception to Section 6.1(f)(i), Baxter and ACC agree to split the costs 50/50 for the Regulatory Filing fees paid to obtain the above-referenced PMA. AAC's share of such costs shall be Seventy-Seven Thousand Dollars ($77,000).

Angiotech Pharmaceuticals, Inc.

December 23, 2004

AAC agrees to reimburse Baxter for its share of the Section 6.1(f)(iii) costs (i.e., $77,000) within thirty (30) days following execution of this Amendment No. 1 by all parties.

If you agree with the foregoing, please obtain your parties' signatures below, which will evidence acknowledgement of and agreement to this Amendment No. 1, effective as of the date written above.

Sincerely,

/s/ Gordon Sutherland

Gordon Sutherland

Vice President and

General Manager BioSurgery

Angiotech Pharmaceuticals, Inc.

December 23, 2004

Acknowledged and Agreed to:

Deerfield, Illinois
Angiodevice International GmbH	Baxter Healthcare Corporation

/s/ David D. McMasters	/s/ Gordon Sutherland
David D. McMasters	Gordon Sutherland President and Chief
Managing Officer	Vice President & General Manager
BioSurgery

Date 25 JAN, 2004	Date 15 JAN, ~~2004~~ 2005

Baxter Healthcare, S.A.

/s/ Gordon Sutherland
Gordon Sutherland
Under Power of Attorney
from Baxter Healthcare, S.A.

Date: 15 JAN, ~~2004~~ 2005

Angiotech Pharmaceuticals, Inc.

December 23, 2004

cc

Dr. William L. Hunter, CEO, Angiotech

Mr. David D. McMasters, President, Cohesion

Vic Schmitt, President, Venture Management, Baxter Healthcare Corporation

Onelia Vera-Littrell, Senior Counsel, Baxter Healthcare Corporation

Exhibit 2

   Gordon Sutherland

Baxter Healthcare SA

   Vice President and

Hertistrasse 2

   General Manager BioSurgery

Wallisellen, Switzerland CH-8304

Telephone: 41 1 878 61 92

Fax: 805 372 3592

Baxter

January 21, 2005

Angiotech Pharmaceuticals, Inc.

1618 Station Street

Vancouver, British Columbia

CANADA V6A 1B6

Attention:

Jeanne Bertonis

Subject:

Amendment No.1 to Manufacturing and Supply Agreement,
dated April 1, 2003

Dear Jeanne:

Baxter Healthcare Corporation, Baxter Healthcare S.A., Angiotech Pharmaceuticals, Inc., Angiotech International AG (formerly known as Angiotech International GmbH) and Angiotech BioMaterials Corp. (formerly known as Cohesion Technologies, Inc.) wish to amend certain provisions of the above-referenced Agreement, as set forth below.

§4. 1 (a)(v), Transitional Period Plan, is hereby deleted and replaced as follows:

The Parties met, negotiated in good faith and devised a transitional period plan which set forth, among other things, the Parties' responsibilities relating to the manufacture of the CoSeal Accessories, the Products and CoSeal Units during the transfer of manufacturing technology from AAC to Baxter, the time frame for such transfer, and the Parties' mutually determined collaborative and comprehensive plan that will ensure a supply of CoSeal Accessories and ensured a smooth transition of manufacturing of the Products and Coseal Units from AAC to Baxter.

If you agree with the foregoing, please sign the below indication acknowledging and agreeing to the Agreement effective as of the date written above.

Sincerely,

/s/ Gordon Sutherland

GordonSutherland

Vice President and

General Manager BioSurgery

Angiotech Pharmaceuticals, Inc.

January 20, 2005

Acknowledged and Agreed to:

Vancouver, British Columbia	Deerfield, Illinois
Angiotech Pharmaceuticals, Inc.	Baxter Healthcare Corporation

/s/ Dr. William L. Hunter	/s/ Gordon Sutherland
Dr. William L. Hunter	Gordon Sutherland
President and Chief Executive Officer	Vice President & General Manager
BioSurgery

Date: Feb. ~~January~~ 15, 2005	Date: February 7th ~~January~~ __, 2005

Angiotech International AG	Baxter Healthcare, S.A.

/s/ David D. McMasters	/s/ Gordon Sutherland
David D. McMasters	Gordon Sutherland
Managing Officer	Under Power of Attorney
from Baxter Healthcare, S.A.

Date: February 14 ~~January~~ __, 2005	Date: February 8th ~~January~~ __, 2005

Angiotech BioMaterials Corp.

/s/ Jeanne M. Bertonis
Jeanne M. Bertonis
Secretary

Date: February ~~January~~ 15, 2005

Angiotech Pharmaceuticals, Inc.

January 20, 2005

cc:

Dr. William L. Hunter, CEO, Angiotech

Mr. David D. McMasters, President, Cohesion

Vic Schmitt, President, Venture Management, Baxter Healthcare Corporation

Onelia Vera-Littrell, Baxter BioScience

Exhibit 3

CONFIDENTIAL

Amendment No. 2

AAC/Baxter Distribution and License Agreement

AMENDMENT NO. 2 TO DISTRIBUTION AND LICENSE AGREEMENT

BY AND AMONG:

Angiodevice International GmbH

(hereinafter “AAC”)

AND:

Baxter Healthcare Corporation

Baxter Healthcare, S.A.

(hereinafter “Baxter”)

WHEREAS, Angiotech Pharmaceuticals, Inc., Angiotech International GmbH (now called Angiotech International AG) and Cohesion Technologies, Inc., on the one hand, and Baxter, on the other hand, previously executed a Distribution and License Agreement, effective as of April 1, 2003 (the “Original Agreement”);

WHEREAS, by assignment, Angiodevice International GmbH is the successor in interest to all rights and obligations of Angiotech Pharmaceuticals, Inc., Angiotech International GmbH (now called Angiotech International AG) and Cohesion Technologies, Inc. under the Original Agreement;

WHEREAS, AAC and Baxter previously amended the Original Agreement by executing Amendment No. 1, dated December 23, 2004 (hereinafter, the Original Agreement as amended by Amendment No. 1 shall be referred to as the “Agreement”);

WHEREAS, by this Amendment No. 2 (“Amendment”), having an effective date of October 8, 2007 (“Amendment Effective Date”), AAC and Baxter now desire to further amend certain terms and conditions of the Agreement;

WHEREAS, AAC and Baxter desire that all other terms and conditions of the Agreement remain in full force and effect;

NOW, THEREFORE, in consideration of the promises and mutual covenants hereinafter set forth, the sufficiency of which is hereby acknowledged, AAC and Baxter hereby agree as follows:

1.

Capitalized terms in this Amendment shall have the same meaning as those in the Agreement, unless specifically defined otherwise in this Amendment.  All Article and Section references shall refer to the corresponding Article and Section in the Agreement.

2.

Except as expressly modified herein, the Agreement shall remain in full force and effect in accordance with its terms.  To the extent that there are any inconsistencies between this

CONFIDENTIAL

Amendment No. 2

AAC/Baxter Distribution and License Agreement

Amendment and the Agreement, the terms of this Amendment shall supersede those set forth in the Agreement.

3.

Amendments.

3.1

Amendment to Section 2.2(b).  The penultimate paragraph of Section 2.2(b) of the Agreement is hereby deleted and restated in its entirety as follows:

“Upon commencement of the [redacted specific type of surgery] surgery adhesion prevention study or another adhesion prevention study, Baxter shall use Commercially Reasonable Efforts to conduct the applicable study, at its sole expense, and to use the data from such study to seek FDA approval for the applicable adhesion prevention indication; provided that Baxter shall not be required, under any circumstances, to spend more than [redacted maximum amount of expenses] Dollars ($[redacted maximum amount of expenses]) to conduct such study.  If Baxter seeks FDA approval for a CoSeal Adhesion Prevention Unit for any adhesion prevention indication based on data from such study, and provided that AAC and Baxter have established a revised mutually agreed upon schedule of CoSeal Unit Minimum Sales as described in Section 5.2(b), the CoSeal Adhesion Prevention Option described in this Section 2.2(b) shall be deemed exercised by Baxter upon [redacted event triggering obligation], and in such circumstances, AAC shall waive Baxter’s obligation to pay the option exercise fee set forth in Section 9.2(a).

At Baxter’s reasonable request, in order to assist Baxter in deciding whether to conduct the [redacted specific type of surgery] surgery adhesion prevention study or another adhesion prevention study, AAC shall provide to Baxter appropriate AAC research program data and results that are directly related to AAC’s Drug-Loaded Product program for adhesion prevention barrier indications, including, but not limited to, data regarding [redacted specific molecule] or any other molecule.  Baxter shall not use such data or results for any purpose other than its evaluation of whether to conduct the [redacted specific type of surgery] surgery adhesion prevention study or another adhesion prevention study, or no study at all.  For avoidance of doubt, the Parties hereby agree that Baxter shall have absolute discretion in deciding whether to conduct and how to conduct the [redacted specific type of surgery] surgery adhesion prevention study or another adhesion prevention study.

Should Baxter fail to seek FDA approval for the [redacted specific type of surgery] surgery adhesion prevention indication or another adhesion prevention indication (for example, by discontinuing the [redacted specific type of surgery] surgery adhesion prevention study, or by failing to use Commercially Reasonable Efforts to conduct such study or another adhesion prevention study, or by notifying AAC in writing that Baxter will not seek FDA approval for a CoSeal Adhesion Prevention Unit), and in any event if Baxter fails to initiate a [redacted specific type of surgery] surgery adhesion prevention study by December 31, 2008, then upon written notice to Baxter,

CONFIDENTIAL

Amendment No. 2

AAC/Baxter Distribution and License Agreement

AAC shall have the right to conduct one or more adhesion prevention studies using the CoSeal Adhesion Prevention Unit.  AAC’s sole and exclusive remedy for Baxter’s failure to use Commercially Reasonable Efforts to conduct the [redacted specific type of surgery] surgery adhesion prevention study or another adhesion prevention study, failure to seek FDA approval for the [redacted specific type of surgery] surgery adhesion prevention indication or another adhesion prevention indication, or failure to initiate a [redacted specific type of surgery] surgery adhesion prevention study by December 31, 2008, shall be AAC’s right to conduct, without any restrictions or any requirement to consult with Baxter, one or more adhesion prevention studies using the CoSeal Adhesion Prevention Unit.  If AAC elects to conduct such adhesion prevention study(ies), AAC may request to use, and Baxter may elect to provide, clinical study data generated or obtained by Baxter pursuant to this Section 2.2; provided that, in such event, the option fee payable by Baxter (as set forth in Section 9.2(a)) shall be reduced by an amount equal to Baxter’s reasonable out-of-pocket costs incurred in generating and/or obtaining such clinical study data (but only to the extent that such data are provided by Baxter to AAC).

If AAC elects to so conduct one or more adhesion prevention studies using the CoSeal Adhesion Prevention Unit(s), Baxter shall have a right to exercise the CoSeal Adhesion Prevention Option described in this Section 2.2(b) by written notice to AAC before the later to occur of:  (i) [redacted maximum time period during which option can be exercised], and (ii) [redacted alternative maximum time period during which option can be exercised] (the later to occur of clause (i) and (ii) shall be referred to herein as the “Option Expiration Date”).  At Baxter’s request before the Option Expiration Date, AAC shall provide to Baxter appropriate AAC research program data and results that are directly related to AAC’s Drug-Loaded Product program for adhesion prevention barrier indications and that are in AAC’s possession at the time of such request.  Baxter shall not use such data or results for any purpose other than its evaluation of whether to exercise the CoSeal Adhesion Prevention Option.  This Option Expiration Date may be extended by mutual written agreement of the Parties.  If Baxter declines or fails to exercise the CoSeal Adhesion Prevention Option as set forth above, or if the Option Expiration Date passes before AAC and Baxter have established a mutually agreed upon schedule of CoSeal Unit Minimum Sales as described in Section 5.2(b), Baxter shall not owe AAC any monetary payments under Section 9.2(a) and all rights granted to Baxter with respect to the CoSeal Adhesion Prevention Unit(s) in the Adhesion Prevention Territory shall immediately terminate and revert to AAC without necessity of notice.”

3.2

Insertion of New Sections 2.8 and 2.9.  After Section 2.7, the following new Sections 2.8 and 2.9 are hereby inserted:

2.8

AAC’s Right to Purchase CoSeal Ingredients and CoSeal Products.  During the term of this Agreement, Baxter shall supply and sell to AAC raw CoSeal Ingredients at [redacted price of product]; formulated CoSeal Ingredients at [redacted

CONFIDENTIAL

Amendment No. 2

AAC/Baxter Distribution and License Agreement

price of product]; and finished CoSeal Units at [redacted price of product]; provided that AAC shall use such raw CoSeal Ingredients, formulated CoSeal Ingredients and finished CoSeal Units solely for research, development and/or clinical trial purposes, and shall not resell such supplied CoSeal Units into the surgical/ hospital environment in any geographical market.  AAC shall indemnify Baxter for any Third-Party claims that may arise from AAC’s use or exploitation of the supplied CoSeal Ingredients and CoSeal Units.  AAC shall communicate its supply needs in connection with this Section 2.8 at least 60 (sixty) days in advance of the requested delivery date, and Baxter shall use commercially reasonable, good faith efforts to meet AAC’s supply needs; provided, however, if AAC’s orders for raw CoSeal Ingredients, formulated CoSeal Ingredients and/or finished CoSeal Units in any given calendar quarter should equal or exceed [redacted maximum quantity of product], [redacted maximum quantity of product], or [redacted maximum quantity of product], respectively, then AAC and Baxter shall cooperate to ensure an appropriate lead time and delivery date for such increased quantity of raw CoSeal Ingredients, formulated CoSeal Ingredients or finished CoSeal Units (as applicable).”

2.9

Baxter Use of AAC Clinical Data.  Within thirty (30) days of the Amendment Effective Date, AAC shall provide to Baxter, free of charge, AAC’s pulmonary surgery clinical study data regarding CoSeal Sealant Units, which Baxter shall use solely for the purpose of expanding the CE Mark for the CoSeal Sealant Unit into thoracic surgery sealant indications.  Baxter shall file for expansion of the CE Mark for the CoSeal Sealant Unit into thoracic surgery sealant indications by [redacted deadline for filing].  AAC shall also provide to Baxter, free of charge, AACs endometriosis and myomectomy clinical study data, all previous correspondence with the FDA surrounding previous proposed/potential adhesion prevention IDE studies, all pre-clinical reports and raw data in AAC’s possession regarding CoSeal Adhesion Prevention Unit(s), which Baxter shall use solely for the purpose of expanding the CE mark for the CoSeal Adhesion Prevention Unit(s) into [redacted specific type of surgery] adhesion prevention indications and for the purposes of obtaining an FDA approved indication for [redacted specific type of surgery] adhesion prevention.  Baxter shall file for expansion of the CE Mark for the CoSeal Adhesion Prevention Unit into [redacted specific type of surgery] adhesion prevention indications by [redacted deadline for filing].  AAC shall reasonably cooperate with Baxter in connection with Baxter’s efforts to obtain both such expansions of the CE mark.  If Baxter is not able to meet either or both of the above filing dates, Baxter and AAC shall meet and discuss in good faith the reasons for Baxter missing the applicable filing date(s) and a grant by AAC to Baxter of a thirty (30) day extension of time for the applicable filing date(s), granting of such extension not to be unreasonably withheld.  AAC’s sole and exclusive remedy for Baxter’s failure to meet either or both of the above filing date(s), including any extensions thereto, shall be AAC’s right to use such data to file for a CE Mark for the applicable indication.  No such filing by AAC shall serve to diminish Baxter’s rights to CoSeal Units under the

CONFIDENTIAL

Amendment No. 2

AAC/Baxter Distribution and License Agreement

Distribution and License Agreement.  All of Baxter’s activities associated with such expansions of the CE Mark shall be at Baxter’s expense.”

3.3

Amendment to Section 3.2.  The last two sentences of Section 3.2 of the Agreement are hereby deleted and restated in their entirety as follows:

“A draft Commercialization Plan for the CoSeal Adhesion Prevention Unit shall be prepared by Baxter within six (6) months after the date that Baxter or AAC (as applicable) files with the FDA the Pre-Market Approval Application that pertains to the CoSeal Adhesion Prevention Unit.  Within three (3) months after FDA approval of the CoSeal Adhesion Prevention Unit, Baxter shall prepare a final CoSeal Adhesion Prevention Unit Commercialization Plan, and the Program Directors shall review and, if acceptable, approve such CoSeal Adhesion Prevention Unit Commercialization Plan.”

3.4

Amendment to Section 3.3.  Section 3.3 of the Agreement is hereby amended by substituting the phrase “any adhesion prevention indication” for the phrase “the [redacted specific type of surgery] indication,” in the first sentence (third line) and the third sentence (eleventh line).

3.5

Amendment to Section 5.2.  Section 5.2 of the Agreement is hereby deleted and restated in its entirety as follows:

“5.2

Minimum Sales.  Baxter shall meet the annual minimum sales commitments applicable to Baxter’s Net Sales for each CoSeal Unit, including AAC Patented Accessory(ies).

(a)

CoSeal Unit Minimum Sales.  Baxter shall meet the minimum sales for the CoSeal Units, including AAC Patented Accessory(ies) (“CoSeal Unit Minimum Sales” or “Minimum Sales”), as set forth in Schedule 5.2(a) (notwithstanding the heading on such schedule as of the Amendment Effective Date that states “CoSeal Sealant Unit Minimum Sales”).  From the Effective Date of the Distribution and License Agreement until the effective date of the Revised CoSeal Unit Minimum Sales schedule described below, CoSeal Unit Minimum Sales are applicable to sales of CoSeal Sealant Units only.

(b)

Revision of CoSeal Unit Minimum Sales.  In advance of Baxter’s exercise of the CoSeal Adhesion Prevention Option, AAC and Baxter shall discuss and establish, by mutual agreement, a revised schedule of Minimum Sales for the CoSeal Units, including AAC Patented Accessory(ies) (“Revised CoSeal Unit Minimum Sales”).  Such Revised CoSeal Unit Minimum Sales amounts shall reflect the FDA approved adhesion prevention indication’s market opportunity for CoSeal Adhesion Prevention Units, projected clinical acceptance and competitive environment (as of the Amendment Effective Date, this indication is projected to

CONFIDENTIAL

Amendment No. 2

AAC/Baxter Distribution and License Agreement

be [redacted specific type of surgery] surgery adhesion prevention; however. such projection is subject to change by Baxter).

Revised CoSeal Unit Minimum Sales will be established between Baxter and AAC within ninety (90) days after a pre-IDE meeting with the FDA for any given adhesion prevention indication.  If the approved, FDA labeled indication is materially narrower than or otherwise materially different from the indication used by the Parties to establish the Revised CoSeal Unit Minimum Sales after the pre-IDE meeting with the FDA, the Parties shall meet to revise the previously established Revised CoSeal Unit Minimum Sales amounts, and to correspondingly revise Schedule 5.2(a).  Such discussions will be conducted in good faith and in an effort to accurately assess the market potential, clinical acceptance and competitive environment of the FDA approved indication(s) for the CoSeal Adhesion Prevention Unit.  Such Revised CoSeal Unit Minimum Sales amounts shall take effect within sixty (60) days after the first sale date of a CoSeal Adhesion Prevention Unit (but such effective date shall be no earlier than [redacted earliest effective date of revised minimum sales amounts]), and on and after such effective date, all references to “CoSeal Sealant Unit Minimum Sales,” “CoSeal Adhesion Prevention Unit Minimum Sales,” and “Minimum Sales” recited in this Distribution and License Agreement shall be deemed to refer only to such Revised CoSeal Unit Minimum Sales.  When such Revised CoSeal Unit Minimum Sales have been agreed upon by the Parties in writing, this Distribution and License Agreement shall be amended to include such schedule of Revised CoSeal Unit Minimum Sales, and such schedule shall be attached hereto as Schedule 5.2(a).  For the avoidance of doubt, the Parties have mutually agreed that the two discrete schedules for CoSeal Sealant Unit Minimum Sales and CoSeal Adhesion Prevention Unit Minimum Sales that were envisioned as of the Effective Date of the Distribution and License Agreement hereinafter shall be set forth in one schedule that sets forth the combined minimum sales of CoSeal Sealant Units and CoSeal Adhesion Prevention Units.”

3.6

Amendment to Section 6.1(c).  Section 6.1(c) of the Agreement is hereby deleted and restated in its entirety as follows:

“(c)

Indications for CoSeal Adhesion Prevention Unit.  Each Party (the “Non-Conducting Party”) shall cooperate in the efforts of the other Party (the “Conducting Party”) to obtain Regulatory Approval for an adhesion prevention indication for the CoSeal Adhesion Prevention Unit in accordance with Section 2.2(b).  If any clinical trial plan, clinical trial protocol or subsequent clinical trial does not achieve the anticipated clinical outcome, the Non-Conducting Party shall have no recourse against the Conducting Party for such failure to achieve a clinically significant result.  Prior to the Conducting Party filing the Pre-Market Approval Application with the FDA, the Program Directors of AAC and Baxter shall decide whether to file a new Pre-Market Approval Application or a supplement to the existing Pre-Market

CONFIDENTIAL

Amendment No. 2

AAC/Baxter Distribution and License Agreement

Approval Application.  After such decision, the Conducting Party shall prepare and draft regulatory documents and submit such documents, along with a written statement confirming the truth and accuracy of such documents, for filing with the FDA.  In the event that the Parties do not agree upon any aspect of the regulatory documents, except where a change would nullify such written statement confirming the truth and accuracy of such documents, the final decision with respect to such aspect shall be made by the Conducting Party.  However, nothing in this Section 6.1(c) shall be interpreted to require Baxter to exercise the CoSeal Adhesion Prevention Option.”

3.7

Amendment to Section 6.1(e).  Section 6.1(e) of the Agreement is hereby deleted and restated in its entirety as follows:

“(e)       Meeting Attendance.  Upon the request of Baxter and with AAC's prior agreement, such agreement not to be unreasonably withheld, and to the extent permitted by law, Baxter may elect to attend meetings between AAC and the applicable Regulatory Authorities concerning the [redacted specific type of surgery] indication for the CoSeal Sealant Unit in a given country within the Territory.  Upon the request of the Non-Conducting Party and with the Conducting Party’s prior agreement, such agreement not to be unreasonably withheld, and to the extent permitted by law, the Non-Conducting Party may elect to attend meetings between the Conducting Party and the applicable Regulatory Authorities concerning the adhesion prevention indication being pursued by the Conducting Party for the CoSeal Adhesion Prevention Unit in a given country within the Territory.”

3.8

Amendment to Section 6.1(f)(i).  Section 6.1(f)(i) of the Agreement is hereby deleted and restated in its entirety as follows:

“(i)  [redacted specific type of surgery] and [redacted specific type of surgery] Indications for CoSeal Sealant Unit and Adhesion Prevention Indication for the CoSeal Adhesion Prevention Unit.  AAC shall bear sole financial responsibility, including Regulatory Filing fees, and subject to Section 6.1(a), shall be responsible for all development, clinical and regulatory activities relevant to the [redacted specific type of surgery] indication for the CoSeal Sealant Unit and [redacted specific type of surgery] indications for the CoSeal Sealant Unit  (whether related to the formulation marketed as of the Effective Date or “pre-mix” formulation of the CoSeal Sealant Product).  AAC shall be responsible for preparation of regulatory documents and any supplemental studies necessary to achieve Regulatory Approval for the [redacted specific type of surgery] and [redacted specific type of surgery] indications in the Territory (Baxter’s only financial obligation regarding such approvals shall be the Milestone payment set forth in Section 9.3).  The Conducting Party shall bear sole financial responsibility, including Regulatory Filing fees, and subject to Section 6.1(c), shall be responsible for all development, clinical and regulatory activities relevant to the selected adhesion prevention indication for the CoSeal Adhesion Prevention Unit.  The Conducting Party shall be responsible for preparation of

CONFIDENTIAL

Amendment No. 2

AAC/Baxter Distribution and License Agreement

regulatory documents and any supplemental studies necessary to achieve Regulatory Approval for the selected adhesion prevention indication for the CoSeal Adhesion Prevention Unit in the Territory.  (In the event Baxter is the Non-Conducting Party and Baxter exercises its CoSeal Adhesion Prevention Option, Baxter’s only financial obligation regarding such Regulatory Approval(s) shall be the option payment set forth in Section 9.2(a), subject to reduction of the option payment amount pursuant to Section 2.2(b)).”

3.9

Amendment to Section 6.2(b).  The first sentence of the second paragraph of Section 6.2(b) of the Agreement is hereby deleted and restated in its entirety as follows:

“With respect to a copy of the complete original Pre-Market Approval Application documentation filed with the FDA that pertains to the CoSeal Adhesion Prevention Unit, the Conducting Party shall provide the Non-Conducting Party with a copy of such complete original documentation within ten (10) days after submission of such documentation to the FDA.”

3.10

Amendment to Section 9.2(a).  Section 9.2(a) of the Agreement is hereby deleted and restated in its entirety as follows:

“(a)        If  AAC conducts the CoSeal Adhesion Prevention Unit clinical trial and Baxter exercises the CoSeal Adhesion Prevention Option, Baxter shall pay to ACC or its designee, within forty five (45) days after the date that Baxter receives from AAC written notification of FDA approval for the CoSeal Adhesion Prevention Unit for the applicable adhesion prevention indication, the lesser of: (i) [redacted maximum amount of payment] Dollars ($[redacted maximum amount of payment]); or (ii) the actual clinical and regulatory costs of the United States CoSeal Adhesion Prevention Unit clinical trial and FDA approval for the applicable adhesion prevention indication, plus [redacted amount payable in addition to actual clinical and regulatory costs] Dollars ($[redacted amount payable in addition to actual clinical and regulatory costs]), subject in each case to elimination or reduction pursuant to Section 2.2(b).”

4.

Miscellaneous.

4.1

Continuing Effect.  This Amendment shall be effective for all purposes as of the Amendment Effective Date.  Except as otherwise expressly modified by this Amendment, the Agreement shall remain in full force and effect in accordance with its terms.  As of the Amendment Effective Date, the term “Agreement” (as used herein), and the phrase “Distribution and License Agreement” (as used in the Original Agreement), shall mean the Distribution and License Agreement as amended by Amendment No. 1, and as further amended by this Amendment.

CONFIDENTIAL

Amendment No. 2

AAC/Baxter Distribution and License Agreement

4.2

Counterparts.  This Amendment may be executed in one or more counterparts by original or facsimile signature, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

<Signature Page Follows>

CONFIDENTIAL

Amendment No. 2

AAC/Baxter Distribution and License Agreement

IN WITNESS WHEREOF, AAC and Baxter have caused this Amendment to the Agreement to be executed by their respective duly authorized representatives as of the Amendment Effective Date.

Zug, Switzerland

Angiodevice International GmbH

_/s/ Jürg Dannecker ____________

_/s/ Hans Peter Weber_____________

Signature

Signature

Jürg Dannecker

Hans Peter Weber

Managing Director

Managing Director

Date: October 17, 2007

Date: October 17, 2007

Deerfield, Illinois

Baxter Healthcare Corporation

Baxter Healthcare, S.A.

_/s/ J D Amundson______________

_/s/ Ignacio Martinez de Lecea ______

Signature

Signature

Name:  J D Amundson

Name:  Ignacio Martinez de Lecea

Title:  EVP/President Bioscience

Title:  Corporate Counsel

Date: October 5, 2007

Date: October 8, 2007